

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2018

Raleigh Siu Lau
President and Chief Executive Officer
SGOCO Group, Ltd.
Unit 1614, North Tower, Concordia Plaza
No. 1 Science Museum Road, Tsim Sha Tsui East
Kowloon, Hong Kong

> **Re: SGOCO Group, Ltd.**
> **Registration Statement on Form F-1**
> **Filed June 29, 2018**
> **File No. 333-225977**

Dear Mr. Lau:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form F-1 filed June 29, 2018

Financial Statements for the Years Ended December 31, 2017
Note 9 - Acquisition of subsidiary and deposits paid for acquisition of subsidiaries
(c) Acquisition of Century Skyway , page 111

1.   It appears that the acquisition of Century Skyway Limited is significant based on the purchase price. Tell us how you evaluated the significance of the acquisition in determining if audited financial statements and pro forma information should be included in the filing. Refer to Rule 3-05 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Charles Eastman, Senior Staff Accountant, at (202) 551-3794 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.

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